Exhibit 4. Organizational structure.
☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI.

SPGI's operations consist of four divisions, described below.

S&P Global Ratings

The businesses comprising the division S&P Global Ratings are independent providers of credit ratings, research and analytics to investors, issuers and market participants. This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

S&P Global Market Intelligence (formerly S&P Capital IQ and SNL) is a global provider of digital and traditional financial research and analytical tools for capital market participants. It delivers to customers an integrated portfolio of cross-asset analytics, desktop services, and investment information in the financial information, data and analytics market.

S&P Dow Jones Indices

S&P Dow Jones Indices is a global index provider that maintains a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

S&P Global Platts

S&P Global Platts provides essential price data, analytics, and industry insight that enable commodities markets to perform with greater transparency and efficiency.

****

Attached below are:
   (1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
   (2) NRSRO Organization Charts

S&P Global Inc.
SPGI List of Subsidiaries
November 15, 2017

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Asia Index Private Limited	India	36.5
Bentek Energy, LLC	Colorado, United States	100
BRC Investor Services S.A.	Colombia	100
CME Group Beijing Holdings, LLC	Delaware, United States	73
CME Group Index Services Germany GmbH	Germany	73
CME Information Services (Beijing) Co., Ltd.	China	73
Coalition Development Limited	United Kingdom	67.05
Coalition Singapore Pte. Ltd.	Singapore	67.05
Commodity Flow Limited	United Kingdom	100
CRISIL Irevna UK Limited (U.K.)	United Kingdom	67.05
Crisil Irevna Argentina S.A.	Argentina	67.05
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.05
CRISIL Irevna Sp s o. o.	Poland	67.05
CRISIL Irevna US LLC	Delaware, United States	67.05
CRISIL Limited	India	67.05
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.05
DataWright Corporation	Texas, United States	100
DJI OpCo, LLC	Delaware, United States	73
Eclipse Energy Group AS	Norway	100
Funds Research USA LLC	Delaware, United States	100
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico	100
Grupo Standard & Poor's S de RL de C.V	Mexico	100
Intierrarmg Pty Limited	Australia	100
Kingsman SA	Switzerland	100
Minerals Value Service GmbH	Germany	100
Petroleum Industry Research Associates, Inc.	New York, United States	100
Petromedia Marine Intelligence Private Limited	India	100
Platts (U.K.) Limited	United Kingdom	100
Platts Benchmarks UK Limited	United Kingdom	100
Platts Finance (Luxembourg) S.à r.l.	Luxembourg	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Argentina LLC	Delaware, United States	100
S&P Capital IQ (India) Private Limited	India	100
S&P DJ Indices UK Limited	United Kingdom	73
S&P Dow Jones Indices LLC	Delaware, United States	73
S&P Global Advertising LLC	Delaware, United States	100
S&P Global Asia Pacific LLC	Delaware, United States	100
S&P Global Asian Holdings Pte. Limited	Singapore	100
S&P Global Australia Pty Ltd	Australia	100
S&P Global Belgium	Belgium	100
S&P Global Canada Corp.	Canada	100
S&P Global Commodities UK Limited	United Kingdom	100
S&P Global Europe Limited	United Kingdom	100
S&P Global European Holdings Luxembourg S.a.r.l.	Luxembourg	100
S&P Global Finance Europe Limited	United Kingdom	100
S&P Global Finance Luxembourg S.a.r.l	Luxembourg	100
S&P Global France SAS	France	100
S&P Global Germany GmbH	Germany	100
S&P Global Holdings LLC	Delaware, United States	100
S&P Global Holdings Luxembourg S.a.r.l.	Luxembourg	100
S&P Global Holdings UK Limited	United Kingdom	100
S&P Global Inc.	New York, United States	100
S&P Global Indices UK Limited	United Kingdom	73
S&P Global Informacoes do Brasil Ltda.	Brazil	100
S&P Global International LLC	Delaware, United States	100
S&P Global Italy S.r.l	Italy	100
S&P Global Korea Inc.	Korea, Republic of	100
S&P Global Limited	United Kingdom	100
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates	100
S&P Global Market Intelligence Argentina SRL	Argentina	100
S&P Global Market Intelligence Inc.	Delaware, United States	100
S&P Global Market Intelligence Japan K.K.	Japan	100
S&P Global Market Intelligence LLC	Delaware, United States	100
S&P Global Netherlands B.V.	Netherlands	100
S&P Global New York Hudson Inc.	New York, United States	100
S&P Global Pakistan (Private) Limited	Pakistan	100
S&P Global Philippines Inc.	Philippines	100
S&P Global Ratings Australia Pty Ltd	Australia	100
S&P Global Ratings France SAS	France	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Global Ratings Hong Kong Limited	Hong Kong	100
S&P Global Ratings Italy S.R.L.	Italy	100
S&P Global Ratings Japan Inc.	Japan	100
S&P Global Ratings Maalot Ltd.	Israel	100
S&P Global Ratings S.A. de C.V.	Mexico	100
S&P Global Ratings Singapore Pte. Ltd.	Singapore	100
S&P Global Real Estate Inc.	New York, United States	100
S&P Global Research Europe Limited	United Kingdom	100
S&P Global SF Japan Inc.	Japan	100
S&P Global Singapore Pte. Limited	Singapore	100
S&P Global Sweden AB	Sweden	100
S&P Global UK Limited	United Kingdom	100
S&P Global Ventures Inc.	Delaware, United States	100
S&P India LLC	Delaware, United States	100
S&P OpCo, LLC	Delaware, United States	73
S&P Trucost Limited	United Kingdom	73
SNL Financial (India) Private Ltd.	India	100
SNL Financial Australia Pty Ltd	Australia	100
SNL Financial Germany GmbH	Germany	100
SNL Financial Limited	United Kingdom	100
SNL Financial Sweden AB	Sweden	100
SNL Financial ULC	Canada	100
SNL Hong Kong Limited	Hong Kong	100
SNL Information Services Pte. Ltd.	Singapore	100
SP Global Financial Iberia, S.L.U.	Spain	100
SPDJ Singapore Pte. Ltd	Singapore	73
SPDJI Holdings, LLC	Delaware, United States	100
SPGI Malaysia Sdn. Bhd.	Malaysia	100
SPGI Market Intelligence Ireland Unlimited Company	Ireland	100
Standard & Poor's Credit Market Services Europe Limited	United Kingdom	100
Standard & Poor's Enterprises, LLC	Delaware, United States	100
Standard & Poor's Financial Services LLC	Delaware, United States	100
Standard & Poor's Information Services (Australia) Pty. Ltd.	Australia	100
Standard & Poor's Information Services (Beijing) Co., Ltd	China	100
Standard & Poor's International Enterprises, LLC	Delaware, United States	100
Standard & Poor's International Services LLC	Delaware, United States	100
Standard & Poor's International, LLC	Delaware, United States	100
Standard & Poor's Investment Advisory Services (HK) Ltd	Hong Kong	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Standard & Poor's Investment Advisory Services, LLC	Delaware, United States	100
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo[1]	Argentina	100
Standard & Poor's Ratings Chile Clasificadora de Riesgo Limitada	Chile	100
Standard & Poor's Ratings do Brasil Ltda	Brazil	100
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd	China	100
Standard & Poor's South Asia Services Private Limited	India	100
Standard & Poor's, LLC	Delaware, United States	100
Steel Business Briefing (Shanghai) Co. Ltd	China	100
Steel Business Briefing North America, Inc.	Pennsylvania, United States	100
Taiwan Ratings Corporation	Taiwan	51
The Steel Index Limited	United Kingdom	100
TRIS Corporation Limited	Thailand	5
TRIS Rating Co. Ltd[2]	Thailand	51.55
Trucost China Limited	Hong Kong	73
Trucost Inc	Massachusetts, United States	73
WaterRock Insurance, LLC	Vermont, United States	100

[1] On June 27, 2017, shareholders approved a name change to S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo and July 10, 2017 the required notice filing was made to the Comisión Nacional de Valores.

[2] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Rating Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

S&P Global Ratings Managerial Structure

October 26, 2017



President
Global Head, Ratings Services
Global Head, Practices
GPL ¹ – Corporate & Infrastructure
GPL ¹ – Financial Services & Sovereigns/ International Public Finance
GPL ¹ – Structured Finance & US Public Finance
Analytics & Research
Global Head, Methodologies ²
Chief Commercial Officer
Regional Heads – Developed & Developing Markets ³
Sales Heads
MD – Product Innovation & Business Management ⁴
MD – Strategic Marketing ⁴
Chief Operating Officer
Global Head, Compliance & Control
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control / Surveillance
Global Head Regulatory Coordination
Global Head Exams & Testing
Chief Matrix Officer
MD, Model & Criteria Validation
MD – Internal Controls & Operations
SD – Risk Analytics & Market Surveillance
SVP, Finance *
VP, Human Resources *
Chief Risk & Audit Executive, Internal Audit** Ratings Risk Review **
Communications**
Chief Legal Officer **
EMD, Chief Global Economist **

***** Support functions reporting jointly to S&P Global
****** Support functions reporting directly to S&P Global
[1] References to GPL indicates Global Practice Leader
[2] The Methodologies business unit includes Criteria Officers and Criteria Advisory
[3] Developing and developed markets regional heads, including Japan, are combined to report to Chief Commercial Officer
[4] MDs – Market and Franchise Development report into MD – Product Innovation and Business Management with MD – Strategic Marketing as a direct report to Chief Commercial Officer

S&P Global
Ratings

S&P Global Ratings Business Units

S&P Global
Ratings

October 26, 2017



Americas Ratings
U.S. Public Finance
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
Methodologies [1]
Analytics & Research
EMEA Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
Methodologies[1]
Analytics & Research
APAC Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
Methodologies[1]
Analytics & Research
Commercial
Developed & Developing Markets[2]
Sales
Product Innovation[3]
Strategic Marketing[3]
Compliance & Control[4]
Data, Operations, Technology
Ratings Data
Ratings Operations
Ratings IT
Operational Controls & Remediation
Way We Work
Human Resources *
Finance / Strategy *
Internal Audit ** Ratings Risk Review **
Communications **
Legal & Regulatory Affairs **
Economics & Research **

***** Support functions reporting jointly to S&P Global
****** Support functions reporting directly to S&P Global
[1] The Methodologies business unit includes Criteria Development and Criteria Advisory
[2] Developing and Developed markets are combined within the Commercial function
[3] Product Innovation includes Market & Franchise Development, with Strategic Marketing as a separate business unit within the Commercial function
[4] Compliance and Control includes Models & Criteria Validation, Internal Controls & Operations, and Risk Analytics & Market Surveillance

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of November 15, 2017

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates[1]. The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI.



S&P Global Inc.
S&P Global Australia Pty Ltd 5
S&P Global Holdings LLC 5
S&P Global International LLC 5
S&P Global Ratings Maalot Ltd
Standard & Poor's Financial Services LLC
Standard & Poor's International, LLC 5
S&P Global Korea Inc.
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings Luxembourg S.a.r.l 5
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's International Enterprises, LLC 5
BRC Investor Services S.A. 3
S&P Global Ratings, S.A. de C.V.
Grupo Standard & Poor's S de RL de C.V.
S&P Global Ratings Hong Kong Limited
Standard & Poor's Information Services (Australia) Pty. Ltd.
S&P Global European Holdings Luxembourg S.a.r.l 5
Standard & Poor's Enterprises, LLC 5
40%
50.99999%
Taiwan Ratings Corporation 4,6
S&P Global Ratings Chile Clasificadora de Riesgo Limitada
60%
Standard & Poor's Credit Market Services Europe Limited 7
S&P Global Ratings France SAS
S&P Global Italy S.r.l. 5
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Italy S.R.L.
S&P Global Asian Holdings Pte. Limited 5
S&P India LLC 5
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
5%
TRIS Corporation Limited 5
CRISIL Limited 2
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd
51%
TRIS Rating Co. Ltd.
49%
Standard & Poor's South Asia Services Private Limited
S&P Argentina LLC 5
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo

[1] SPDJI Holdings, LLC and its subsidiary entities, previously presented in the NRSRO Organization Chart, remain subsidiary entities of S&P Global Inc. (see the S&P Global Inc. subsidiaries list in Exhibit 4 of this Form NRSRO), and have been removed from this chart as they no longer share personnel with S&P Global Ratings. However, as a general matter, S&P Global Ratings may, from time to time, engage in transactions with affiliated entities for products and/or services provided by such affiliates in the ordinary course of business.

[2] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.17%

[3] The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).

[4] A "Credit Rating Affiliate"

[5] Holding company

[6] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited

[7] Standard & Poor's Credit Market Services Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

S&P Global Ratings